June 2, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Jeffrey P. Riedler Ms. Rose Zukin
Re:	Patriot Risk Management, Inc. (the “Company”) Withdrawal Request: Registration Statement on Form S-1 File Number 333-150864
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-150864), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2008.
     In light of market conditions, the Company has determined not to proceed with the offering described in the Registration Statement at this time. The Company confirms that no securities were sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
     The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to offset against the filing fee for any future registration statement or registration statements.
     It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission, unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

United States Securities and Exchange Commission
June 2, 2010

     If you have any questions regarding the foregoing application for withdrawal, please contact Brett Pritchard of Locke Lord Bissell & Liddell LLP at (312) 443-1773.

Sincerely, PATRIOT RISK MANAGEMENT, INC.
By:	/s/ Steven M. Mariano
	Name:	Steven M. Mariano
	Title:	Chairman of the Board, President and Chief Executive Officer